20/20 GeneSystems, Inc.

9430 Key West Ave,

Rockville, MD 20850

August 17, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: John Reynolds

Re:	20/20 GeneSystems, Inc.
Offering Statement on Form 1-A
File No. 024-10816

Dear Mr. Reynolds:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of 20/20 GeneSystems, Inc. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Friday, August 17, 2018.

We request that we be notified of such qualification by a telephone call to Mr. Louis A. Bevilacqua at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Bevilacqua PLLC, attention: Mary Sheridan, via email at mary@bevilacquapllc.com.

Sincerely,

20/20 GeneSystems, Inc.

By:	/s/ Jonathan Cohen
Jonathan Cohen Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.